Exhibit 77D - DWS Global Small Cap Growth VIP
(a series of DWS Variable Series I)

Effective on or about May 1, 2011, (the "Effective
Date"), the name of the fund will change from "DWS
Global Opportunities VIP" to "DWS Global Small Cap
Growth VIP."

The fund's investment strategy will change as follows:

Main Investments. The fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of small companies throughout the world (companies with market values similar to the smallest 30% of the companies in the S&P Developed Broad Market Index, formerly the
S&P/Citigroup Broad Market Index World). As of
December 31, 2010, companies in which the fund invests typically have a market capitalization of between $500 million and $5 billion at the time of purchase. As part of the investment process the fund may own stocks even if they are outside this market capitalization range.


E:\Electronic Working Files\03 - NSAR\2011\6-30-11\
DWS Variable Series I\03-Exhibits\Exhibit 77D Global
Small Cap Growth VIP.docx